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                                                                       Exhibit 2

                            NRG ENERGY LETTERHEAD


August 28, 1997

Tim Hunstad
NRG Generating US Inc.
1221 Nicollet Mall
Minneapolis, MN  55403

RE: Option Agreement Dated March 8, 1996 between NRG Energy, Inc. and NRG Generating (U.S.) Inc. (formerly O'Brien Environmental Energy, Inc.)



Dear Tim:

NRG Energy, Inc. hereby exercises its option to convert $3 million in principal amount of the outstanding loan to NRGG (Schuylkill) Cogeneration, Inc. into common stock of NRG Generating (U.S.) Inc. pursuant to Section 2 of the above-referenced Option Agreement effective as of September 19, 1997 (which is fifteen business days from today).

As of September 19, 1997, NRG Energy will exchange the existing Note for (i) a new Note reflecting a maximum principal amount of $7 million (a proposed draft of which is attached hereto) and (ii) 396,255 new shares of NRG Generating Common stock (which is 5.767% of the number of shares outstanding on April 30, 1996, assuming the issue of such 396,255 option shares on that date). In addition, as of the date of the exchange NRG Energy will record in the Register (as such term is defined in the underlying Loan Agreement) a $3 million prepayment of principal by NRGG (Schuylkill) Cogeneration.

Please coordinate the exchange of Notes and the issuance of the option shares with Jim Bender and Brian Bird.

Sincerely,



/s/ Craig A. Mataczynski




cc: Jim Bender, Brian Bird
NRG Generating Board Members (w/o encl.)